Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

June 16, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Taylor Morrison Home Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 24, 2014
File No. 1-35873

Dear Mr. Cash:

Taylor Morrison Home Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated June 3, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 24, 2014 (the “Annual Report”). The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Consolidated and Combined Balance Sheets, page 80

1. In future filings, please revise your presentation of stockholders’ equity on the face of the balance sheet to separately disclose total stockholders’ equity attributable to Taylor Morrison Home Corporation and your non-controlling interests. You should then present an aggregate total of all shareholders’ equity. Please also revise your consolidated and combined statements of stockholders’ equity accordingly. Refer to FASB ASC 810-10- 45-16, ASC 810-10-55-4I, ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

Company Response:

The Company acknowledges the Staff’s comment and will revise future filings with the Commission in the manner requested in the comment.

Consolidated and Combined Statements of Operations, page 81

2. You present a line item titled income before non-controlling interests, net of tax before your presentation of net income. In future filings, please revise your presentation to present the line items in the order of net income, non-controlling interests and then net income attributable to Taylor Morrison Home Corporation. Please also revise your consolidated and combined statements of comprehensive income and consolidated and combined statements of cash flows to begin with net income rather than income before non-controlling interests, net of tax. Refer to ASC 810-10-50-1A, ASC 810-10-55-4J, ASC 810-10-55-4K, ASC 230-10-45-28 and ASC 230-10-55-13.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company captioned certain line items in its Consolidated and Combined Statements of Operations to provide greater clarity to investors and to the readers of the Company’s financial statements. The Company believes that, due to its unique equity structure and its non-controlling interests, it is useful to investors and to readers of the Company’s financial statements to separate certain financial information with respect to joint ventures from the Company’s Principal Equityholders in the Company’s financial statements, as approximately 73.1% of the income attributable to the Principal Equityholders would otherwise not be included in the presentation of the Company’s operations.

In accordance with ASC 810-10-50-1A Consolidations, the Company has separately stated on the face of the consolidated financial statements the related amounts of each less-than-wholly-owned subsidiary attributable to the Company. The Company has included the line items as prescribed in ASC 810-10-55-4J with modified line item captions to achieve greater clarity. The Company believes that the separately disclosed information with respect to non-controlling interests provides investors and readers of the financial statements the opportunity to read and assess the Company’s financial data in the same manner as the Company’s management and provides greater insight into the Company’s operational performance. Providing transparency to investors and readers of the financial statements as well as comparability with peers was the principal reason for the modified captions.

Therefore, in response to the Staff’s comment, the Company intends to revise the line item captions in its Consolidated and Combined Statements of Operations as set forth below and will make conforming adjustments to its Consolidated and Combined Statements of Comprehensive Income and Consolidated and Combined Statements of Cash Flows in future filings with the Commission.

AS REPORTED IN THE ANNUAL REPORT	IN FUTURE FILINGS
INCOME BEFORE NON-CONTROLLING INTERESTS, NET OF TAX	NET INCOME

LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS – JOINT VENTURES	NET LOSS (INCOME) ATTRIBUTABLE TO NON- CONTROLLING INTERESTS – JOINT VENTURES

NET INCOME	NET INCOME BEFORE NON- CONTROLLING INTERESTS – PRINCIPAL EQUITYHOLDERS

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS - PRINCIPAL EQUITYHOLDERS	NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS - PRINCIPAL EQUITYHOLDERS

NET INCOME AVAILABLE TO TAYLOR MORRISON HOME CORPORATION	No change

2. Summary of Significant Accounting Policies, page 85

Non-controlling Interests – Principal Equityholders, page 95

3. You have provided the activity in your non-controlling interest and former controlling interest net income (loss) amounts. Please provide the following:

•	Please provide us with a comprehensive explanation of each amount and how these amounts were calculated;

Company Response:

The Company acknowledges the Staff’s comment and has provided an explanation of how the amounts are calculated under headings 1. and 2. in the response below.

•	You have indicated that Post-IPO Non-controlling Interests – Principal Equityholders was $123,532. However, you also include this amount as Pre-IPO Principal Equityholders’ non-controlling interest. Please confirm whether these amounts are Pre or Post-IPO and revise your disclosures accordingly; and

Company Response:

In response to the Staff’s comment, the Company confirms that the $123,532 is the Post-IPO Non-controlling Interests – Principal Equityholders. The row headings in the Earnings Per Common Share disclosure on page 98 of the Annual Report should state “Post-IPO” for both the numerator and denominator. The Company will correct the disclosure in future filings with the Commission (to the extent applicable in such filings).

•	Your table indicates that Non-controlling Interests – Principal Equityholders was $49,579 for the year ended December 31, 2013. Based on the class B common stock ownership of your Principal Equityholders, please tell us how you determined that only $49,579 of your income before non-controlling interest, net of tax of $94,868 was attributable to your non-controlling interests – Principal Equityholders for the year ended December 31, 2013.

Company Response:

The Company acknowledges the Staff’s comments and has set forth below a comprehensive explanation of how non-controlling interests are calculated. The income attributable to the Non-controlling Interests – Principal Equityholders for the year ended December 31, 2013 was determined based on the proportionate ownership by the Principal Equityholders of shares of the Company’s Class B common stock for the period from April 11, 2013 through December 31, 2013. Shares of the Company’s Class A common stock are held by the public. The shares of Class B common stock that are held by the Principal Equityholders are exchangeable (together with the paired limited partner interests in the Company’s operating partnership subsidiary that they hold) for shares of the Company’s Class A common stock on a one-for-one basis.

The Pre and Post-IPO amounts are described in detail below (dollars in thousands).

1.	Pre-IPO Controlling Interest represents the sum of the following:

a.	Net income for the three months ended March 31, 2013 of $24,259 , as fully allocated to the Principal Equityholders of the Company; and

b.	The portion of net loss for the month ended April 30, 2013 totalling $104,191 attributable to the Principal Equityholders during the period April 1 – April 10, 2013 (the pre-IPO period), which is made up of the following components:

$4,405		Gross profit before capitalized interest was allocated based on homes closed as of April 10, 2013 at the division level
(503)		Capitalized interest as of April 10, 2013 was allocated based on the average of the gross profit percentage noted above by reportable segment (East, West, Canada)
7,933		Corporate expenses and tax benefits, excluding transaction expenses, were prorated for 10 days (10 days / 30 days – 33.33%)
(109,991)		Reorganization and transaction expenses were allocated either pre or post depending on the reorganization step plan
(56)		Non-controlling Interests – joint ventures was prorated for 10 days (10 days / 30 days – 33.33%)

$(98,212	)*	Net Income (Loss) attributable to Principal Equityholders for the Pre-IPO period from April 1, 2013 – April 10, 2013

*	The sum of the items listed above resulted in a net loss attributable to the Principal Equityholders for the pre-IPO period during the first 10 days of April of $98,212 and a net loss attributable to the Principal Equityholders for the four months ended April 30, 2013 of $73,953. The above also resulted in a net loss available to the Company for the post-IPO period ending April 30, 2013, which was 20 days, of $5,979.

2.	Post-IPO Non-controlling Interests – Principal Equityholders represents the sum of the following:

a.	The income (loss) attributable to the Post-IPO Non-controlling Interests – Principal Equityholders for the period from April 11 to April 30, 2013. This was determined by applying the weighted average Class B common stock ownership percentage of approximately 73.2% for April 2013 to the income (loss) available to the public company for the period from April 11 to April 30, 2013 (post-IPO income as discussed above). This resulted in a net loss attributable to the Post-IPO Non-controlling Interests – Principal Equityholders of $4,375 for the month ended April 30, 2013; and

b.	The income attributable to the Post-IPO Non-controlling Interests – Principal Equityholders for the eight months ended December 31, 2013. This was determined by applying the weighted average Principal Equityholders’ Class B common stock ownership percentage of approximately 73.1% for the period to the income available to the Company for the eight months ended December 31, 2013 of $174,930. This resulted in net income attributable to the Post-IPO Non-controlling Interests – Principal Equityholders of $127,907 for the eight months ended December 31, 2013.

The sum of a. and b. above results in net income attributable to the Post-IPO Non-controlling Interests – Principal Equityholders of $123,532 for the year ended December 31, 2013.

The total income attributable to the Non-controlling Interests – Principal Equityholders for the year ended December 31, 2013 of $49,579 is the sum of the Pre and Post-IPO Income (loss) attributable to Principal Equityholders, as calculated under headings 1. and 2. above, of ($73,953) and $123,532, respectively. The full Pre-IPO loss is included in the total Non-controlling Interests – Principal Equityholders amount for the year ended December 31, 2013 since there was no Class A common stock outstanding prior to April 10, 2013. Therefore, the full amount of the loss is attributable to the Principal Equityholders for periods prior to April 10, 2013.

Net income (loss) attributable to the Non-controlling Interests – Principal Equityholders is calculated based on Net income (loss) after Non-controlling Interests – Joint ventures, net of tax ($94,999 for the year ended December 31, 2013) rather than Net income (loss) before Non-controlling Interests – joint ventures, net of tax $94,868. This is due to the fact that the Principal Equityholders have an ownership interest in the Net income (loss) available to the Company, as they hold shares of Class B common stock and paired limited partner interests in the Company’s operating partnership (which represent economic interests in the Company’s businesses) that together are exchangeable for shares of the Company’s Class A common stock on a one-for-one basis. Income available to the Company is the amount available after adjusting out the income (loss) attributable to the Non-controlling Interests – Joint ventures. The Non-controlling Interests – Joint ventures only have an ownership interest in the specific project entity of which they are a member and which has been consolidated into the Company’s financial statements. Accordingly, the portion of income attributable to the joint venture minority member is removed in order to arrive at the amount of income available to the Company. The Company then shows a Net Income Before Non-controlling Interests – Principal Equityholders subtotal prior to adjusting for the Non-controlling Interests – Principal Equityholders, as this is the amount available to the owners of the Company as a whole (i.e. owners of both Class A common stock and Class B common stock). The Non-controlling Interests – Principal Equityholders is then adjusted out in order to arrive at the total available only to the holders of the Class A common stock.

Earnings per Common Share, page 98

4. In your calculation of net income available to TMHC – diluted, you have added back Pre-IPO Principal Equityholders’ non-controlling interest of $123.5 million. Given that you had income before non-controlling interests, net of tax of $94.9 million for the year ended December 31, 2013, please tell us how you determined that it was appropriate to add back $123.5 million in calculating your diluted earnings per common share. Please also tell us how you calculated this Pre-IPO Principal Equityholders’ non-controlling interest amount. Please cite the accounting literature used to support your conclusions.

Company Response:

In response to the Staff’s comment, please refer to the Company’s response to Comment 3 above for the calculation of the $123.5 million referred to by the Staff. Also, as noted in the Company’s response to Comment 3 above, the $123.5 million relates to the Post-IPO Principal Equityholders’ Non-controlling Interests, not the Pre-IPO controlling interest.

The Company determined it was appropriate to add the Post-IPO Principal Equityholders’ Non-controlling Interests of $123.5 million to the net income available to the Company of $45,420 based on ASC 260-10-45-16, which states, in relevant part:

“The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued…”

ASC 260-10-45-16 also provides:

“…The numerator also is adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares, such as profit-sharing expenses…”

Since the shares of the Company’s Class B common stock are exchangeable on a one-for-one basis for shares of the Company’s Class A common stock, the Company has included the weighted average Class B common stock outstanding in the denominator for the calculation of diluted EPS for the year ended December 31, 2013.

Because the net income attributable to the Post-IPO Principal Equityholders’ Non-controlling Interests of $123.5 million would have been included in the net income available to the Company had all the shares of Class B common stock been exchanged for shares of Class A common stock, the Company has included the Post-IPO amount in the numerator for the calculation of diluted EPS for the year ended December 31, 2013. The Company has excluded the $73,953 loss attributable to the Pre-IPO controlling interests since the amount was incurred during the period prior to the Company’s IPO when there was no Class A common stock or Class B common stock outstanding.

3. Investments In Unconsolidated Entities, page 98

5. Given that you had equity in income of unconsolidated entities of $37.6 million for the year ended December 31, 2013, please tell us what consideration you gave to Rule 3-09 of Regulation S-X. Please provide us with your significance tests, if applicable. Otherwise, please confirm that none of your unconsolidated entities were significant at the 20% level pursuant to Rule 1-02(w) of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the significance of its equity method investments pursuant to Rule 3-09 of Regulation S-X. Rule 3-09 requires the registrant to file separate annual financial statements for each significant equity method investee for which either the income or the investment test set forth in Rule 1-02(w) of Regulation S-X exceeds 20% for any of the registrant’s fiscal years required to be presented in the filing. The asset test in Rule 1-02(w) of Regulation S-X does not apply. As more fully illustrated below, the Company hereby advises the Staff that neither of these significance tests was met for the Company’s equity investees during the periods applicable to the Annual Report.

Income Test: As stated in the Division of Corporation Finance Financial Reporting Manual (“Financial Reporting Manual”), the Income Test of significance is:

“based on the registrant’s ‘equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests’ (i.e., the numerator) compared to ‘such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year’ (i.e., the denominator). Such equity in an investee’s pretax earnings or loss is not required to be shown or disclosed in the registrant’s financial statements, so the amount to be used as the numerator and denominator in the income test must be calculated.”

In the Annual Report, the Company has presented Predecessor Financial Statements for the period January 1, 2011 through July 12, 2011 and the Company (i.e. TMHC) Financial Statements for the period July 13, 2011 through December 31, 2013, the Successor.

As set forth in the Financial Reporting Manual, section 2025.10:

“In certain cases, a registrant that is a successor to a predecessor company may not have a full year of income statement information available to use as the denominator in the calculation of the income test. In these cases, the significant subsidiary income test should be calculated using only the results of operations of the successor company in the denominator.”

Additionally, in Rule 1-02(w) of Regulation S-X, the second computational note indicates that if the registrant’s income for the most recent fiscal year is 10% or more lower than the average of the registrant’s income for the last five fiscal years, then the average income of the registrant should be used for this computation.

The Company has complied with both section 2025.10 of the Financial Reporting Manual as well as the second computational note of Rule 1-02(w) of Regulation S-X in calculating the Income Test denominator. By virtue of the Company’s unique capital structure, described in the Company’s response to Comment 2 above, the Company did not exclude amounts attributable to Non-controlling Interests – Principal Equityholders from the Income Test. The Company notes that on a fully diluted basis the amounts attributable to the Principal Equityholders would be included in the calculation of significance for the Income Test.

Approximately 75% of the Company’s $37.6 million equity in income of unconsolidated entities for the year ended December 31, 2013 was attributable to two joint ventures. As illustrated below, for the year ended December 31, 2013, the Company’s net earnings in each of the joint ventures did not exceed 20% of the total earnings of the Company for the applicable measurement periods.

(dollars in thousands)

Joint Venture	JV Net Earnings for the Year Ended December 31, 2013	Average Company Earnings (1)	Percentage of JV Earnings to Average Company Earnings
JV #1	17,265	121,307	14.23%
JV #2	11,278	121,307	9.30%
All Others (2)	9,020	121,307	7.44%

(1)	Calculated in accordance with Financial Reporting Manual section 2025.10 and Rule 1-02(w) of Regulation S-X.
(2)	Consists of multiple additional joint ventures, comprising the total equity in income of unconsolidated entities for the year ended December 31, 2013.

In addition, the Company informs the Staff that if instead of income averaging the Company were to use the year ended 2013 pretax income amount for purposes of the Income Test, no equity investees would be significant, as illustrated below:

(dollars in thousands)

Joint Venture	JV Net Earnings for the Year Ended December 31, 2013	Company Earnings for the Year Ended December 31, 2013	Percentage of JV Earnings to Company Earnings
JV #1	17,265	98,067	17.60%
JV #2	11,278	98,067	11.50%
All Others (1)	9,020	98,067	9.20%

(1)	Consists of multiple additional joint ventures, comprising the total equity in income of unconsolidated entities for the year ended December 31, 2013.

Finally, to the extent that amounts attributable to the Principal Equityholders are deducted from the pre-tax income denominator for the Income Test, a proportionate share of the equity income of unconsolidated entities would need to be deducted from the numerator for the Income Test since the Principal Equityholders are entitled to 73.1% of such income, thereby resulting in no change to the overall results of the significance assessment, as illustrated below:

(dollars in thousands)

Joint Venture	JV Net Earnings for the Year Ended December 31, 2013(1)	Company Earnings for the Year Ended December 31, 2013(1)	Percentage of JV Earnings to Company Earnings
JV #1	3,199	46,245	6.92%
JV #2	2,981	46,245	6.45%
All Others (2)	1,377	46,245	2.98%

(1)	Reduced for the Principal Equityholders proportionate share of the full year earnings
(2)	Consists of multiple additional joint ventures.

Investment Test: As illustrated below, as of December 31, 2013, the Company’s investments in each of its joint ventures did not exceed 20% of the total assets of the Company for the applicable measurement periods.

(dollars in thousands)

Joint Venture	Investment in JVs as of December 31, 2013	Company Assets as of December 31, 2013	Percentage of Investment to Total Assets
JV #1	2,278	3,438,558	0.00%
JV #2	11,876	3,438,558	0.00%
All Others (1)	125,396	3,438,558	0.04%

(1)	Consists of multiple additional joint ventures, comprising the balance of the total investment amount at December 31, 2013.

Change in Internal Controls, page 130

6. You indicate that there was no change in internal control over financial reporting during the year ended December 31, 2013 that has materially affected or is reasonably likely to affect your internal control over financial reporting. In future filings please revise your disclosure to indicate that there were no changes in internal control over financial reporting during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) rather than during the corresponding year ended. Refer to Item 308(c) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and will revise future filings with the Commission in the manner requested in the comment.

Exhibits 31.1 and 31.2

7. You have replaced the word “report” with “annual report” in paragraphs 2, 3 and 4 of your certifications. In future filings, please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and will revise future filings with the Commission in the manner requested in the comment.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff please contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Vice President and Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

    Benjamin A. Aronovitch, Esq., Taylor Morrison Home Corporation

    John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

    Lawrence G. Wee, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP